                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                    (Rule 13d-101)

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                              NOONEY REALTY TRUST, INC.
                                   (Name of Issuer)

                            Common Stock, $1.00 Par Value
                            (Title of Class of Securities)

                                      655379105
                                    (CUSIP Number)

         Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                        Kansas City, MO  64108, (816) 292-2000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                       08/26/97
               (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.____


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)
                                 (Page 1 of 32 pages)
- --------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        KelCor, Inc.
        43-1620514

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------
(3)     SEC Use Only

(4)     Source of funds
        WC**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        Missouri

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            None
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                       41,113

                                             (9)     Sole Dispositive Power
                                                       None

                                             (10)    Shared Dispositive Power
                                                      41,113

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         41,113

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* _____

(13)     Percent of Class Represented by Amount in  Row (11)
         4.74%

(14)     Type of Reporting Person*
         CO

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        David L. Johnson
        ###-##-####

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            None
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      80,682

                                             (9)     Sole Dispositive Power
                                                      None

                                             (10)    Shared Dispositive Power
                                                      80,682

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         80,682

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* ______

(13)     Percent of Class Represented by Amount in  Row (11)
         9.31%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Sandra L. Castetter
        ###-##-####

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)      Citizenship or Place of Organization
         United States

         Number of shares                    (7)     Sole Voting Power
         beneficially owned                           None
         by each reporting
         person with:                        (8)     Shared Voting Power
                                                      80,682

                                             (9)     Sole Dispositive Power
                                                      None

                                             (10)    Shared Dispositive Power
                                                      80,682

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         80,682

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* _____

(13)     Percent of Class Represented by Amount in  Row (11)
         9.31%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Daniel W. Pishny
        ###-##-####

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)      Citizenship or Place of Organization
         United States

         Number of shares                     (7)     Sole Voting Power
         beneficially owned                            4,100
         by each reporting
         person with:                         (8)     Shared Voting Power
                                                       None

                                              (9)     Sole Dispositive Power
                                                       4,100

                                              (10)    Shared Dispositive Power
                                                       None

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         4,100

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* ______

(13)     Percent of Class Represented by Amount in  Row (11)
         0.47%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Jayhawk Investments, L.P.

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        WC

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        Delaware

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            _______
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      30,000

                                             (9)     Sole Dispositive Power
                                                      ______

                                             (10)    Shared Dispositive Power
                                                      30,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         30,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* ______

(13)     Percent of Class Represented by Amount in  Row (11)
         3.46%

(14)     Type of Reporting Person*
         PN

*  See Instructions before Filling Out!

CUSIP Number 655379105

(1)     Name of Reporting Person

        Jayhawk Capital Management, L.L.C.

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                         (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        AF

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        Delaware

        Number of shares                      (7)     Sole Voting Power
        beneficially owned                             _______
        by each reporting
        person with:                          (8)     Shared Voting Power
                                                       30,000

                                              (9)     Sole Dispositive Power
                                                       ______

                                              (10)    Shared Dispositive Power
                                                       30,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         30,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* ______

(13)     Percent of Class Represented by Amount in  Row (11)
         3.46%

(14)     Type of Reporting Person*
         OO

*  See Instructions before Filling Out!

CUSIP Number 655379105

(1)     Name of Reporting Person

        Kent C. McCarthy

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        AF

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            _______
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      30,000

                                             (9)     Sole Dispositive Power
                                                      ______

                                             (10)    Shared Dispositive Power
                                                      30,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         30,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* _____

(13)     Percent of Class Represented by Amount in  Row (11)
         3.46%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

CUSIP Number 655379105

(1)     Name of Reporting Person

        John McKee

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)    Sole Voting Power
        beneficially owned                           31,037
        by each reporting
        person with:                         (8)    Shared Voting Power
                                                     ____

                                             (9)    Sole Dispositive Power
                                                     31,037

                                            (10)    Shared Dispositive Power
                                                     ____

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         31,037

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* _____

(13)     Percent of Class Represented by Amount in  Row (11)
         3.58%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Chris Garlich


(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            26,600
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      ____

                                             (9)     Sole Dispositive Power
                                                      26,600

                                             (10)    Shared Dispositive Power
                                                      ____

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
        26,600

(12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
        ______

(13)    Percent of Class Represented by Amount in  Row (11)
        3.07%

(14)    Type of Reporting Person*
        IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        John W. Alvey

(2)     Check the Appropriate Box                      (a)      X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            18,000
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      ____

                                             (9)     Sole Dispositive Power
                                                      18,000

                                             (10)    Shared Dispositive Power
                                                      ____

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         18,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* _____

(13)     Percent of Class Represented by Amount in  Row (11)
         2.08%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        David D. French
        ###-##-####

(2)     Check the Appropriate Box                      (a)      X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            17,000
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      ____

                                             (9)     Sole Dispositive Power
                                                      17,000

                                             (10)    Shared Dispositive Power
                                                      ____

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
        17,000

(12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
        _____

(13)    Percent of Class Represented by Amount in  Row (11)
        1.96%

(14)    Type of Reporting Person*
        IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Bryan P. Collins

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            2,100
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      ____

                                             (9)     Sole Dispositive Power
                                                      2,100

                                             (10)    Shared Dispositive Power
                                                      ____

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          2,100

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* _____

(13)     Percent of Class Represented by Amount in  Row (11)
         .24%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Monte McDowell

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        PF

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            18,136
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      4,000

                                             (9)     Sole Dispositive Power
                                                      18,136

                                             (10)    Shared Dispositive Power
                                                      4,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         22,136

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* _____

(13)     Percent of Class Represented by Amount in  Row (11)
         2.09%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

CUSIP Number 655379105

(1)     Name of Reporting Person

        Home Medical Specialty Equipment, Inc.

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        WC**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        Missouri

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                             ____
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      4,000

                                             (9)     Sole Dispositive Power


                                             (10)    Shared Dispositive Power
                                                      4,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         4,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares* _____

(13)     Percent of Class Represented by Amount in  Row (11)
         .46%

(14)     Type of Reporting Person*
         CO

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Heron Point, L.P.

(2)     Check the Appropriate Box                      (a)      X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        WC**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        Missouri

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                            ____
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      4,537

                                             (9)     Sole Dispositive Power
                                                      ____

                                             (10)    Shared Dispositive Power
                                                      4,537

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
        4,537

(12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
        _____

(13)    Percent of Class Represented by Amount in  Row (11)
        0.52%

(14)    Type of Reporting Person*
        PN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        J. Thomas Burcham

(2)     Check the Appropriate Box                      (a)     X
                                                           ---------
        if a Member of a Group*                        (b)
                                                           ---------

(3)     SEC Use Only

(4)     Source of funds
        AF

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)       ______

(6)     Citizenship or Place of Organization
        United States

        Number of shares                     (7)     Sole Voting Power
        beneficially owned                             ____
        by each reporting
        person with:                         (8)     Shared Voting Power
                                                      4,537

                                             (9)     Sole Dispositive Power
                                                       ____

                                             (10)    Shared Dispositive Power
                                                      4,537

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
        4,537

(12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares* ______

(13)    Percent of Class Represented by Amount in  Row (11)
        0.52%

(14)    Type of Reporting Person*
        IN

*  See Instructions before Filling Out!

                             INTRODUCTORY STATEMENT

     This filing by the reporting persons listed below amends Items 2 through 7 of the Schedule 13D filed by the Shareholder Committee To Increase Shareholder Value At Nooney Realty Trust, Inc., with the Securities and Exchange Commission on August 25, 1997, to read as set forth herein.

Item 1.      Security and Issuer.

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Securities"), of Nooney Realty Trust, Inc., a Missouri corporation ("Nooney"), whose principal executive offices are located at 7701 Forsyth Boulevard, St. Louis, Missouri 63105.

Item 2.    Identity and Background.

     This report is filed by KelCor, Inc. ("KelCor"), David L. Johnson, CPA ("Mr. Johnson"), Sandra L. Castetter ("Ms. Castetter"), Daniel W. Pishny, CPA ("Mr. Pishny"), Jayhawk Investments, L.P., a Delaware limited partnership ("JILP"), Jayhawk Capital Management, L.L.C., a Delaware limited liability company ("JCM"), Kent C. McCarthy ("Mr. McCarthy"), John McKee ("Mr. McKee"), Chris Garlich ("Mr. Garlich"), Monte McDowell ("Mr. McDowell"), Bryan P. Collins ("Mr. Collins"), David D. French ("Mr. French"), John W. Alvey ("Mr. Alvey"), Home Medical Specialty Equipment, Inc., a Missouri corporation ("Home Medical"), Heron Point, L.P., a Missouri limited partnership ("Heron Point") and J. Thomas Burcham ("Mr. Burcham"). The foregoing persons are hereafter referred to as the "Reporting Persons". KelCor, Mr. Johnson and Mr. Pishny have formed the Shareholder Committee To Increase Shareholder Value At Nooney Realty Trust, Inc. (the "Shareholder Committee"). The Shareholder Committee was formed to oppose certain actions of the management of Nooney (the "Management"), including certain of their proposals to amend Nooney's bylaws and their nominations for Nooney's Board of Directors that will be voted on at Nooney's next annual shareholders meeting. The Shareholder Committee solicited proxies for a special meeting of the shareholders of Nooney held August 8, 1997 (the "Special Meeting"), in opposition to the Management's proposed bylaw amendment. The proposed bylaw amendment did not receive the necessary votes at the Special Meeting and was therefore not adopted.

     The proposed amendment would have, among other things, absolved a shareholder (which is now a former shareholder), as well as Nooney's Board of Directors and the Management, from any liability for a violation of a provision of Nooney's bylaws that prohibits the acquisition of shares by any person in excess of 9.8% of the Securities (the "Bylaw Amendment"). One shareholder acquired shares in excess of 9.8%. The Shareholder Committee requested Nooney's Board of Directors to enforce the bylaw, but Nooney's Board decided not to pursue any remedies for the violation. Instead, they proposed the Bylaw Amendment.

     KelCor commenced an action against Nooney in the Circuit Court for St. Louis County, Missouri, on June 5, 1997, seeking, among other things, a declaratory judgment declaring the shares held by PICO Holdings, Inc. and its affiliates ("PICO") in excess of 9.8% to be treated as "excess shares" under Nooney's bylaws and prohibiting PICO from voting the excess shares at the next annual meeting of the shareholders of Nooney. On August 27, 1997, KelCor voluntarily dismissed the action without prejudice.

     KelCor is a Missouri corporation with a principal business address of 1100 Main, Suite 2100, Kansas City, Missouri 64105, whose principal business is participating in the acquisition and ownership of commercial and multi-family residential real estate. Mr. Johnson and Mr. Alvey are the only directors and executive officers of KelCor.

     Mr. Johnson and Ms. Castetter, husband and wife, own all of the issued and outstanding stock of KelCor as joint tenants with right of survivorship. Mr. Johnson is a director and Vice President of KelCor.

     Mr. Johnson is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Johnson is Chairman, Chief Executive Officer and majority shareholder of Maxus Properties, Inc. ("Maxus"), a Missouri corporation located at 1100 Main, Suite 2100, Kansas City, Missouri 64105. Maxus specializes in commercial property management for affiliated owners. As indicated above, Mr. Johnson is a director and Vice President of KelCor. Mr. Johnson is also a licensed real estate broker in the State of Missouri.

     Ms. Castetter is a citizen of the United States whose personal residence is located at 4617 NW Normandy Lane, Kansas City, Missouri 64116.

     Mr. Alvey is the President and a director of KelCor. Mr. Alvey is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Alvey is also Executive Vice President and Chief Financial Officer of Maxus. Mr. Alvey is responsible for the day-to-day accounting functions, risk management and taxes for Maxus and its managed properties.

     Mr. Pishny is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Pishny is President and Chief Operating Officer of Maxus. Mr. Pishny is responsible for the day-to-day operations of Maxus and its managed properties.

     JILP, a Delaware limited partnership, is an investment limited partnership with a principal business address of 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208. JCM, a Delaware limited liability company, is the sole general partner of JILP and is a registered investment advisor. JCM's principal business address is 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208. Mr. McCarthy is the manager of JCM. Mr. McCarthy is a citizen of the United States whose business address is 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208.

     Mr. McKee is a citizen of the United States whose business address is 1223 Wilshire Blvd., Santa Monica, CA 90403. Mr. McKee is an investor in securities.

     Mr. Garlich is a citizen of the United States whose business address is 1611 Des Peres Rd., #370, St. Louis, MO 63131. Mr. Garlich is an insurance salesman.

     Mr. McDowell is a citizen of the United States whose business address is 340 S. 291 Hwy., Liberty, MO 64068. Mr. McDowell is the sole shareholder, executive officer and director of Home Medical.

     Mr. Collins is a citizen of the United States whose business address is 555 S. Kansas Ave., Suite 203, Street, Topeka, Kansas 66603. Mr. Collins is Senior Vice President and Division Director of Parade of Shoes, a division of Payless ShoeSource, Inc., a Missouri corporation with its principal business address at 3231 East Sixth Street, Topeka, Kansas 66607. Payless is the largest family footwear retailer in the United States.

     Mr. French is a citizen of the United States whose business address is 2600 Grand Boulevard, Suite 700, Kansas City, Missouri 64108. Mr. French is employed by Kessinger/Hunter & Company, Inc., a commercial real estate brokerage firm located at the same address.

     Home Medical is a Missouri corporation with a principal business address of 340 S. 291 Hwy, Liberty, Missouri 64068, whose principal business is the rental of medical equipment for home use. Mr. McDowell is the sole shareholder, executive officer and director of Home Medical.

     Heron Point is a Missouri limited partnership with a principal business address at c/o J. Thomas Burcham, 1044 Main, Kansas City, Missouri 64106,
whose principal business is in investments.   Mr. Burcham is a general
partner of Heron Point. Mr. Burcham is a citizen of the United States whose business address is 1044 Main, Kansas City, Missouri 64106. Mr. Burcham is Chairman of the Board of Missouri Bank & Trust Co.

     During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Because of the block purchase of shares of the Securities listed in Item 5(c), the Shareholder Committee, Ms. Castetter, JILP, JCM, Mr. McCarthy,
Mr. McKee, Mr. Garlich, Mr. McDowell, Mr. Collins, Mr. French, Mr. Alvey,
Mr. Pishny, Home Medical, Heron Point and Mr. Burcham may be deemed to be a group. The Reporting Persons acknowledge that, with respect to the block purchase, they constitute a group and, pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934, the group is deemed to beneficially own all of the shares owned by each of the members of the group. However, JILP, JCM, Mr. McCarthy, Mr. McKee, Mr. Garlich, Mr. McDowell, Mr. Alvey, Mr. Collins, Mr. French, Home Medical, Heron Point and Mr. Burcham (the "New Filers") are unaffiliated with KelCor, Mr. Johnson, Ms. Castetter and Mr. Pishny (the "Original Group"), the other persons filing this Schedule 13D. The New
Filers have agreed to cooperate for the limited purpose of arranging the purchase of the Securities reported in Item 5(c) by the Reporting Persons, other than the 2000 shares purchased by Mr. French described below (the "Purchase"). Mr. French purchased 2000 additional shares of the Securities as reported in Item 5(c), which shares were not part of the block purchase. Upon completing the Purchase, the New Filers will no longer cooperate with the Original Group for the purpose of acquiring, holding, voting or disposing of the Securities. The Original Group will file an amendment to this
Schedule 13D to reflect the departure of the New Filers from the group filing this Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

     The total amount of funds used by the Reporting Persons to acquire the 192,379 shares of the Securities reported in Item 5(c) was $2,120,737 (including commissions).

     The 37,169 shares acquired by Mr. Johnson and Ms. Castetter and reported in
Item 5(c) were purchased through a broker on a joint margin account. In total, 39,069 shares of the Securities are held by Mr. Johnson and Ms. Castetter in the joint margin account (including the 37,169 shares reported in Item 5(c)). As of the date of this filing, the amount of indebtedness with respect to this margin account for purchases of the Securities was approximately $217,000.

     The 31,037 shares of the Securities acquired by Mr. McKee and reported in
Item 5(c) were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account for the purchase of the 31,037 shares was approximately $146,000.

     The 26,500 shares of the Securities acquired by Mr. Garlich and reported in
Item 5(c) were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account for the purchase of the 26,500 shares was approximately $171,000.

     The 18,000 shares of the Securities acquired by Mr. Alvey and reported in
Item 5(c) were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account for the purchase of the 18,000 shares was approximately $100,000.

     Of the 17,000 shares acquired by Mr. French and reported in Item 5(c), 15,000 shares of the Securities were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account for the purchase of the 15,000 shares was approximately $83,000.

     The 2,000 shares of the Securities acquired by Mr. Collins and reported in
Item 5(c) were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account for the purchase of the 2,000 shares was approximately $11,000.

     The 4,000 shares of the Securities acquired by Home Medical and reported in
Item 5(c) were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account for the purchase of the 4,000 shares was approximately $22,000.

     The 4,537 shares of the Securities acquired by Heron Point and reported in Item 5(c) were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to this maragin account for the purchase of the 4,537 shares was approximately $25,000.

Item 4.     Purpose of the Transaction.

     When the Shareholder Committee learned that a large number of the Securities were being offered for sale on the open market, the Shareholder Committee suggested to others, including the New Filers, that they consider the purchase of the Securities. Members of the Shareholder Committee may, under appropriate circumstances, purchase additional shares of the Securities from time to time on the open market. In addition, members of the Shareholder Committee may make private offers to purchase the Securities of certain individual Nooney shareholders. Each Reporting Person's acquisition of shares is limited by the provision in Nooney's bylaws described in Item 2 that restricts any person from acquiring in excess of 9.8% of the Securities. Under the attribution rules set forth in Nooney's bylaws, shares held by Mr. Johnson, Ms. Castetter and KelCor would be aggregated. Thus, their aggregate holdings of the Securities may at no time exceed 9.8% of Nooney's outstanding shares.

     As indicated above, the Shareholder Committee successfully solicited proxies in opposition to the Bylaw Amendment proposed by Nooney's Board of Directors at the Special Meeting. The Shareholder Committee intends to solicit proxies at the next annual meeting of the Nooney shareholders to take further action to attempt to increase the value of the Securities, including the nomination of a new slate of directors in opposition to Management's slate of nominees. The Shareholder Committee is also requesting that Nooney's Board of Directors immediately set a date for the annual meeting of the Nooney shareholders that was originally scheduled for May of this year to elect a new Board of Directors of Nooney.

     The Shareholder Committee plans to recruit and nominate a slate of directors who, if elected, will consider implementating changes to Nooney's business practices. For example, a new Board of Directors might consider replacing the Nooney-affiliated management and advisory firms with one or more companies that will reduce management and advisory fees. The Shareholder Committee may also request the new Nooney Board of Directors to propose bylaw amendments that would allow Nooney to acquire additional real estate and to raise the capital necessary for these acquisitions.

     Item 5.     Interest in the Securities of the Issuer.

     (a)  The aggregate number and percentage of the Securities to which this
Schedule 13D relates is 236,192 shares, representing 27.3% of the 866,624 outstanding shares as reported by Nooney on June 27, 1997. By virtue of the Reporting Persons being a group, the group is deemed to beneficially own all 236,192 shares. In addition, each of the Reporting Persons may be deemed to share indirect beneficial ownership of the Securities beneficially owned by the other Reporting Persons because of the formation of the group. However, each Reporting Person disclaims any indirect beneficial ownership of shares owned by other members of the group resulting solely from the existence of the group.

          KelCor is the direct beneficial owner of 41,113 shares of the Securities, which represent approximately 4.74% of the outstanding shares.

          Mr. Johnson is the direct beneficial owner of 39,569 shares of the Securities, 500 of which are owned individually and 39,069 of which are owned jointly by Mr. Johnson and Ms. Castetter, collectively representing approximately 4.57% of the outstanding shares of the Securities. In addition, because Mr. Johnson is a principal shareholder, a director and an officer of KelCor, Mr. Johnson may be deemed to be a beneficial owner of the 41,113 shares held by KelCor. These 41,113 shares represent approximately 4.74% of the outstanding shares of the Securities.

          Ms. Castetter is the direct beneficial owner of 39,069 shares of the Securities held jointly with Mr. Johnson, which represent approximately 4.51% of the outstanding shares of the Securities. By virtue of being a principal shareholder of KelCor, Ms. Castetter may be deemed to be the beneficial owner of the 41,113 shares held by KelCor, which represent approximately 4.74% of the outstanding shares of the Securities.

          Mr. Alvey is the direct beneficial owner of 18,000 shares of the Securities, which represent approximately 2.08% of the outstanding shares. Mr. Alvey, as President of KelCor, may be deemed a beneficial owner of the Securities held by KelCor. He disclaims any such beneficial ownership in such Securities, however.

          Mr. Pishny is the direct beneficial owner of 4,100 shares of the Securities, which are held jointly with his wife and which represent approximately .47% of the outstanding shares.

          JILP is the direct beneficial owner of 30,000 shares of the Securities, which represent approximately 3.46% of the outstanding shares. JCM, as the sole general partner, and Mr. McCarthy, as the manager of JCM, are also beneficial owners of the 30,000 shares held by JILP. Pursuant to JILP's partnership agreement, JCM has the authority to purchase and dispose of the Securities. JCM is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met.

          Mr. McKee is the direct beneficial owner of 31,037 shares of the Securities, which represent approximately 3.58% of the outstanding shares.

          Mr. Garlich is the direct beneficial owner of 26,600 shares of the Securities, which represent approximately 3.06% of the outstanding shares.

          Mr. French is the direct beneficial owner of 17,000 shares of the Securities, which represent approximately 1.96% of the outstanding shares.

          Mr. Collins is the direct beneficial owner of 2,100 shares of the Securities, which are held jointly with his wife and which represent approximately 0.24% of the outstanding shares.

          Mr. McDowell is the direct beneficial owner of 18,136 shares of the Securities, which represent approximately 2.09% of the outstanding shares. By virtue of being the sole shareholder, executive officer and director of Home Medical, Mr. McDowell is deemed to be the beneficial owner of the 4,000 shares held by Home Medical, which represent approximately 0.46% of the outstanding shares of the Securities.

          Home Medical is the direct beneficial owner of 4,000 shares of the Securities, which represent approximately 0.46% of the outstanding shares.

          Heron Point is the direct beneficial owner of 4,537 shares of the Securities, which represent approximately 0.52% of the outstanding shares. As a general partner of Heron Point, Mr. Burcham is also a beneficial owner of the 4,537 shares held by Heron Point.

     (b) KelCor has the direct power to vote and direct the disposition of the shares held by it. By virtue of their being principal shareholders of KelCor, Mr. Johnson and Ms. Castetter may be deemed to share the indirect power to vote and direct the disposition of the shares held by KelCor. Mr. Johnson shares the direct power to vote and direct the disposition of the 1,900 shares held jointly by Mr. Johnson and Ms. Castetter.

          Ms. Castetter has the direct power to vote and direct the disposition of the 500 shares held by her. By virtue of their spousal relationship, Mr. Johnson may be deemed to share the indirect power to vote and direct the disposition of the 500 shares held by Ms. Castetter. Mr. Johnson and Ms. Castetter share the direct power to vote and direct the disposition of the 1,900 shares held jointly by them.

          Mr. Alvey has the direct power to vote and direct the disposition of the 18,000 shares held by him. Mr. Alvey, as President of KelCor, disclaims any power to vote and direct the disposition of the 41,113 shares held by KelCor.

          Mr. Pishny has the direct power to vote and direct the disposition of the 4,100 shares held by him.

          JILP, JCM, as the general partner of JILP, and Mr. McCarthy, as the manager of JCM, share the power to vote and direct the disposition of the 30,000 shares held by JILP. By virtue of JCM being the general partner of JILP, JCM will be deemed to share the power to vote and direct the disposition of the shares held by JILP.

          Mr. McKee has the direct power to vote and direct the disposition of the 31,037 shares held by him.

          Mr. Garlich has the direct power to vote and direct the disposition of the 26,600 shares held by him.

          Mr. French has the direct power to vote and direct the disposition of the 17,000 shares held by him.

          Mr. Collins has the direct power to vote and direct the disposition of the 2,100 shares held by him.

          Mr. McDowell has the direct power to vote and direct the disposition of the 18,136 shares held by him.

          Home Medical has the direct power to vote and direct the disposition of the 4,000 shares held by it. By virtue of his being the sole shareholder, executive officer and director of Home Medical, Mr. McDowell shares the power to vote and direct the disposition of the shares held by Home Medical.

          Heron Point has the direct power to vote and direct the disposition of the 4,537 shares held by it. By virtue of being a general partner of Heron Point, Mr. Burcham shares the power to vote and direct the disposition of the shares held by Heron Point.

          As indicated above, each of the Reporting Persons disclaims any power to vote or direct the disposition of shares held by the other Reporting Persons that may be attributable to such Reporting Person solely due to the Reporting Persons being a group.

     (c) Since the August 25, 1997, Schedule 13D filing, the following purchases were made by the Reporting Persons:
                                                            Purchase Price
Reporting Person    Securities Purchased     Date      (excluding commissions)
- ----------------    --------------------     ----      -----------------------
Mr. French                 1,000            8-21-97             $10.50
Mr. French                 1,000            8-26-97             $10.50
Mr. Johnson &             37,169            8-26-97             $10.9375
 Ms. Castetter
Mr. Alvey                 18,000            8-26-97             $10.9375
Mr. Pishny                 4,000            8-26-97             $10.9375
JILP                      30,000            8-26-97             $10.9375
Mr. McKee                 31,037            8-26-97             $10.9375
Mr. Garlich               26,500            8-26-97             $10.9375
Mr. Collins                2,000            8-26-97             $10.9375
Mr. French                15,000            8-26-97             $10.9375
Mr. McDowell              18,136            8-26-97             $10.9375
Home Medical               4,000            8-26-97             $10.9375
Heron Point                4,537            8-26-97             $10.9375

     (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Except as set forth below, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The Shareholder Committee does have plans to oppose certain actions of Nooney's Board of Directors and to make nominations for the Board of Directors of Nooney to be elected at the next annual shareholders meeting. The Reporting Persons do not, however, have any agreement, written or otherwise, to vote together in any fashion.

     As stated above, pursuant to JILP's partnership agreement, the general partner, JCM, has the authority to purchase and dispose of the Securities that JILP owns. JCM is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met.

     As indicated above, the New Filers are unaffiliated with any of the other persons filing this Schedule 13D. The New Filers have agreed to cooperate with the Original Group for the limited purpose of arranging the Purchase. Upon completing the Purchase, the New Filers will no longer cooperate with the Original Group for the purpose of acquiring, holding, voting or disposing of the Securities. The Original Group will file an amendment to this Schedule 13D to reflect the departure of the New Filers from the group filing this Schedule 13D.

Item 7.     Exhibits.

     99.1 Joint Filing Agreement

     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELCOR, INC., a Missouri corporation


By: /s/ David L. Johnson                          Date: September 5, 1997
   ---------------------------------
        David L. Johnson
        Vice President


/s/ David L. Johnson                              Date: September 5, 1997
- ------------------------------------
David L. Johnson


/s/ Sandra L. Castetter                           Date: September 5, 1997
- ------------------------------------
Sandra L. Castetter


/s/ Daniel W. Pishny                              Date: September 5, 1997
- ------------------------------------
Daniel W. Pishny

JAYHAWK INVESTMENTS, L.P.
a Delaware limited partnership

 By: JAYHAWK CAPITAL
     MANAGEMENT, L.L.C.
     General Partner


      By: /s/ Kent C. McCarthy
          --------------------------
             Kent C. McCarthy
             Manager                              Date: September 5, 1997


JAYHAWK CAPITAL
MANAGEMENT, L.L.C., a
Delaware limited liability company


 By: /s/ Kent C. McCarthy
     ------------------------------
        Kent C. McCarthy                          Date: September 5, 1997
        Manager


/s/ Kent C. McCarthy                              Date: September 5, 1997
- -----------------------------------
Kent C. McCarthy

/s/ John McKee                                    Date: September 5, 1997
- -----------------------------------
John McKee


/s/ Chris Garlich                                 Date: September 5, 1997
- -----------------------------------
Chris Garlich


/s/ Monte McDowell                                Date: September 5, 1997
- -----------------------------------
Monte McDowell


/s/ Bryan P. Collins                              Date: September 5, 1997
- -----------------------------------
Bryan P. Collins


/s/ David D. French                               Date: September 5, 1997
- -----------------------------------
David D. French


/s/ John W. Alvey                                 Date: September 5, 1997
- -----------------------------------
John W. Alvey

HOME MEDICAL SPECIALTY
EQUIPMENT, INC., a Missouri
corporation


By:                                               Date: September 5, 1997
   --------------------------------
     Melanie McKellar
     Vice President

HERON POINT, L.L.P., a Missouri
limited partnership


By: /s/ J. Thomas Burcham                         Date: September 5, 1997
   --------------------------------
        J. Thomas Burcham
        General Partner


/s/ J. Thomas Burcham                             Date: September 5, 1997
- -----------------------------------
J. Thomas Burcham

                                  EXHIBIT INDEX


          99.1   Joint Filing Agreement